UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D
              Under the Securities Exchange Act of 1934
                       GLOBESAT HOLDING CORP.
                          (Name of Issuer)
                   Common Stock ($0.01 par value)
                   (Title of Class of Securities)
                             379570 20 3
                           (CUSIP Number)

                          Richard Schapler
                            P.O. Box 206
                       Northside, Grand Cayman
                        Cayman Islands, B.W.I

            (Name Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)


                            June 20, 1997
       (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement of Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check
the following box  [   ].





CUSIP NO. 379570 20 3              13D

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RICHARD SCHAPLER  ("SCHAPLER")

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
          Not Applicable

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          CANADIAN / PERMANENT RESIDENT OF CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH (7-14)

     7              SOLE VOTING POWER           1,145,022

     8              SHARED VOTING POWER         None

     9              SOLE DISPOSITIVE POWER      1,145,022

    10             SHARED DISPOSITIVE POWER     None

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                1,145,022

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                9.9 %

    14   TYPE OF REPORTING PERSON               PN



         CUSIP NO. 379570 20 3              13D

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO.1 OF ABOVE PERSON

        RALST & CO. LTD  ("RALST")

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)
        (b)

   3    SEC USE ONLY

   4    SOURCE OF FUNDS
        Not Applicable

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        CAYMAN ISLANDS CORPORATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH (7-14)


   7              SOLE VOTING POWER             1,179,699

   8              SHARED VOTING POWER           None

   9              SOLE DISPOSITIVE POWER        1,179,699

  10              SHARED DISPOSITIVE POWER      None

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,179,699

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     10.2 %

  14   TYPE OF REPORTING PERSON                               CO


       CUSIP NO. 379570 20 3              13D

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO.1 OF ABOVE PERSON

       SLALOM INVESTMENTS, LTD.  ("SLALOM")

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)
       (b)

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
       Not Applicable

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       CAYMAN ISLANDS CORPORATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH (7-14)

  7    SOLE VOTING POWER               2,394,095

  8    SHARED VOTING POWER             None

  9    SOLE DISPOSITIVE POWER          2,394,095

  10   SHARED DISPOSITIVE POWER        None

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,394,095

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              20.7 %

  14   TYPE OF REPORTING PERSON                                        CO


      CUSIP NO. 379570 20 3              13D

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.1 OF ABOVE PERSON

      JMR LTD. ("JMR")

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b)

  3   SEC USE ONLY

  4   SOURCE OF FUNDS
      Not Applicable

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       BAHAMIAN CORPORATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH (7-14)

  7    SOLE VOTING POWER                  1,179,699

  8    SHARED VOTING POWER                None

  9    SOLE DISPOSITIVE POWER             1,179,699

 10    SHARED DISPOSITIVE POWER           None

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,179,699

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            10.2 %

 14   TYPE OF REPORTING PERSON                                       CO



                            GLOBESAT HOLDING CORP.
                                 SCHEDULE 13D


Item 1.          Security and Issuer.

     This statement relates to the Common Stock $0.01 par value per share (the "Common Stock") of Globesat Holding Corp., a Utah corporation (the "Company"), whose principal executive offices are located at BCE Place, 181 Bay Street, Suite 1800, Toronto, Ontario M5J 2T9.

Item 2.          Identity and Background.

     This statement is filed by Schapler, Ralst, Slalom and JMR.

     (a)  Name:  Richard Schapler
     (b) Residence or business address: P.O. Box 206, Northside, Grand Cayman, Cayman Islands, B.W.I.
     (c) Sole director, officer and control person of each of Ralst, Slalom and JMR, each of whose principal business and address is set forth below.
     (d) and (e)    See below
     (f)  Canadian / permanent resident of Cayman Islands

     Ralst is a Cayman Islands exempt corporation whose principal business is providing management related services to various businesses. Its principal business and principal office address is P.O. Box 1495, George Town, Grand Cayman, Cayman Islands, B.W.I.

     Slalom is a Cayman Islands exempt corporation whose principal business is providing management related services to various businesses. Its principal business and principal office address is P.O. Box 866, Anderson Square Building, George Town, Grand Cayman, Cayman Islands, B.W.I.

     JMR is a Bahamian corporation whose principal business is providing management related services to various businesses. Its principal business and principal office address is P.O. Box S-S19402, Nassau, The Commonwealth of the Bahamas

     (d) None of the persons or entities or persons identified in this Item during the last five years, has been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

     (e) None of the persons or entities identified in this Item during the last five years, has been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or other Consideration

          The reporting persons acquired a total of 5,898,515 shares of an aggregate of 6,072,000 shares of the Company's Common Stock issued in consideration for the sale to the Company of all of the issued and outstanding shares of International Monetary Service, Inc., a Cayman Island exempt corporation ("IMS").

Item 4.        Purpose of Transaction

          The reporting persons acquired the subject securities as an investment opportunity, In connection with the reported transaction, Messrs. Mel B. Greenspoon and Alan Greenspoon resigned as Company officers and directors and Mr. Michael J. Bellman resigned as a Company officer. In their place, Messrs. Richard S. Schapler, Allan H. Ingles and Mr. Lorie W. Lovejoy were appointed to the Company's board of directors and Mr. Lee A. Greenspoon was appointed as the Company's Chief Executive Officer.

          Pursuant to the acquisition agreement related to the reported transaction, the Company entered into share purchase agreements with Mr. Mel B. Greenspoon, whereby the Company sold all its shares in its wholly-owned subsidiaries, Windsor Acquisition Corp. and Globesat Infrastructure Technologies Corp. to Mr. Greenspoon. As at the date of the agreements, neither subsidiary had earned any revenues and had outstanding liabilities in excess of $300,000 and $1,000,000 respectively. In addition, the Company and Startech Environmental Corp., a Colorado corporation, mutually agreed to terminate their proposed joint venture relationship.

          The Company, through its wholly-owned subsidiary, IMS, will be engaged in the business of purchasing precious metals bullion products (gold, silver, platinum and palladium) from a range of international sellers and mining institutions.

Item 5.        Interest in Securities of the Issuer.

          (a)  See Items 11 and 13 of second part of cover page
          (b)  See Items 7, 8, 9, and 10 of second part of cover page
          (c)  None
          (d)  None
          (e)  Not applicable

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to the Securities of the Issuer.

          None

Item 7.        Material to be filed as Exhibits.

          Share Purchase Agreement-incorporated by reference to the Company's Form 8-K dated June 27,1997 and filed with the Commission on June 30, 1997 wherein such document is filed as an exhibit

          Agreement required pursuant to Regulation 13d-1(f)(1)(iii)

                                  SIGNATURE


        After reasonable inquiry and to the best of the undersigned('s') knowledge and belief, the undersigned certify/certifies that the information set forth in this statement is true, complete and correct.


Date:  July 2, 1997                     /s/Richard Schapler
                                        Richard Schapler


                                        Ralst & Co. Ltd.
                                        By:/s/Richard Schapler
                                        Richard Schapler, Director


                                        Slalom Investments, Ltd.
                                        By:/s/Richard Schapler
                                        Richard Schapler, Director


                                        JMR, Ltd.
                                        By:/s/Richard Schapler
                                        Richard Schapler, Director


     In accordance with Regulation 13d-1 (f)(1)(iii), each of Richard Schapler, Ralst & Co., Ltd., Slalom Investments, Ltd. and JMR, Ltd. agree that the Schedule 13D to which this agreement is an exhibit is filed on behalf of each such person and entities.

Date:  July 2, 1997                     /s/Richard Schapler
                                        Richard Schapler


                                        Ralst & Co. Ltd.
                                        By:/s/Richard Schapler
                                        Richard Schapler, Director


                                        Slalom Investments, Ltd.
                                        By:/s/Richard Schapler
                                        Richard Schapler, Director


                                        JMR, Ltd.
                                        By:/s/Richard Schapler
                                        Richard Schapler, Director